Exhibit 99.1

R.V.B. HOLDINGS LTD.
(IN TEMPORARY LIQUIDATION)

AMENDED NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on January 14, 2016

Notice is hereby given that a special general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (in temporary liquidation) (the “Company”) will be held on January 14, 2016, at 17:00 p.m. (Israel time), or at any adjournment thereof, at the offices of the temporary liquidator, Mordechai Shalev, Adv., located at Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv, 64733, Israel.

This Meeting is called by order of the District Court of Tel Aviv (the “Court”) in connection with a scheme of arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the “Scheme of Arrangement”) pursuant to an expedited notice period. Therefore, your prompt action is required in order to vote on the proposal described in the attached Proxy Statement.

The agenda of the Meeting shall be to approve a proposed Scheme of Arrangement under Section 350 of the Israeli Companies Law, 5759-1999, among the Company and its creditors.

The approval of proposal described above requires the affirmative vote of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the shares voting on the matter.

Only shareholders of record at the close of business on December 21, 2015 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

You may vote your shares by attending the Meeting and voting your shares in person.  If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of proxy card furnished by the Company on Form 6-K with the Securities and Exchange Commission (the “SEC”) and return it promptly to the office of the temporary liquidator at the address above so that it is received by us before 13:00 p.m. (Israel time) on January 14, 2016. The form of proxy card furnished by the Company on Form 6-K with the SEC is available to the public on the SEC’s website at http://www.sec.gov. Forms of proxy may be faxed to the attention of the Company’s temporary liquidator at +972-3-6968110.

If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares on behalf of the record holder as well as a statement from such record holder that it did not vote such shares, in which case the legal proxy and such statement from the record holder must be delivered or faxed to the Company’s temporary liquidator together with your proxy card.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company.

Mordechai Shalev, Adv.,
Temporary Liquidator of the Company

Dated: December 21, 2015

R.V.B. HOLDINGS LTD.
(IN TEMPORARY LIQUIDATION)

Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv, 64733, Israel
_____________________________

PROXY STATEMENT
_____________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 14, 2016

This proxy statement is being solicited by the temporary liquidator of R.V.B. Holdings Ltd. (in temporary liquidation) (the “Company”, “we”, “our”, “us”, and/or “RVB”) in connection with a special general meeting of shareholders to be held on January 14, 2016, at 17:00 p.m. (Israel time), or at any adjournment thereof (the “Meeting”), at the offices of the temporary liquidator, Mordechai Shalev, Adv., located at Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv, 64733, Israel.

This Meeting is called by order of the District Court of Tel Aviv (the “Court”) in connection with a scheme of arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the “Scheme of Arrangement”) pursuant to an expedited notice period. Therefore, your prompt action is required in order to vote on the proposal described in the attached Proxy Statement.

The agenda of the Meeting shall be to approve a proposed Scheme of Arrangement under Section 350 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), among the Company and its creditors.

The record date for determining which of our shareholders is entitled to notice of, and to vote at the Meeting is as of the close of business on December 21, 2015 (the “Record Date”). As of December 21, 2015, we had 231,685,787 ordinary shares, nominal value NIS 1.00 (the “Shares”) outstanding and entitled to vote (excluding dormant shares).

You may vote your shares by attending the Meeting and voting your shares in person.  If you are unable to attend the Meeting in person, you are requested to complete, date and sign the form of proxy card furnished by the Company on Form 6-K with the Securities and Exchange Commission (the “SEC”) and return it promptly to the office of the temporary liquidator at the address above so that it is received by 13:00 p.m. (Israel time) on January 14, 2016. The form of proxy card furnished by the Company on Form 6-K with the SEC is available to the public on the SEC’s website at http://www.sec.gov. Forms of proxy may be faxed to the attention of the Company’s temporary liquidator at +972-3-6968110.

If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares on behalf of the record holder as well as a statement from such record holder that it did not vote such shares, in which case the legal proxy and such statement from the record holder must be delivered or faxed to the Company’s temporary liquidator together with your proxy card.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal above, a shareholder may vote in favor of the proposal, against the proposal or may abstain from voting on such proposal. Shareholders should specify their choice on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy, which is received by the Company at the address stated above by 13:00 p.m. (Israel time) on January 14, 2016; or (iii) voting in person at the Meeting, provided the withdrawal of the proxy was requested at the Meeting.

Each share is entitled to one vote on each matter to be voted on at the Meeting. Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules to vote on “routine” matters only. Since the matter considered at the Meeting is not a “routine” matter, it is critical for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote those shares or to obtain the bank’s or broker’s proxy to vote those shares, if the shareholder wants those shares voted on the proposal at the Meeting.

In accordance with the ruling of the Court, proxy statements describing the proposal on the agenda and proxy cards will not be mailed to shareholders registered through the Company’s U.S. transfer agent (including “street name” shares held via DTC members). Instead, the Company has filed a form of this proxy statement and a form of proxy card with the SEC on Form 6-K, which are available to the public at the SEC’s website at http://www.sec.gov.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the offices of the temporary liquidator at the address stated above during normal business hours and by prior coordination with Mr. Mordechai Shalev, Adv. (tel: +972-3-6969994).

AGENDA OF THE SPECIAL GENERAL MEETING

APPROVAL OF A SCHEME OF ARRANGEMENT
UNDER SECTION 350 OF THE ISRAELI COMPANIES LAW, 5759-1999,
AMONG THE COMPANY AND ITS CREDITORS.

At the Meeting, the shareholders will be asked to approve a Scheme of Arrangement under Section 350 of the Israeli Companies Law, among the Company and its creditors.

Background

On April 1, 2015, the Court appointed Mr. Mordechai Shalev, Adv. as the temporary liquidator of the Company. As part of his efforts to liquidate the assets of the Company in order to pay the Company’s debts to its creditors, the temporary liquidator carried out a request for proposals procedure for the sale of the Company as a shell company free and clear from all assets and obligations of any kind.

On December 9, 2015, the Court approved a request submitted by the Company’s temporary liquidator, pertaining to the agreement for the sale of the Company by way of share issuance to Aviv Tzidon and Magic Stones - Gemstone Import and Marketing Ltd. (Collectively, the “Buyer” and the “Agreement”). The request was submitted as a scheme of arrangement under Section 350 of the Israeli Companies Law of 5759-1999.

The Scheme of Arrangement

Sale of the Company by way of a Share Issuance

The Scheme of Arrangement provides for the sale of the Company to Buyer by way of share issuance. Pursuant to the Scheme of Arrangement, the temporary liquidator of the Company will act, in the following order, to: (1) cancel the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) convert 71,923,175 non-tradeable options to purchase ordinary share of the Company into 71,923,175 ordinary shares of the Company, (3) conduct a reverse split of the Company’s shares at a ratio of 30,465:1 (i.e., for each 30,465 shares of the Company, the shareholders of the Company will receive one (1) share), and (4) increase the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.

Upon completion of the procedures detailed above, the Company, through its temporary liquidator, will issue the Buyer 9,990,000 ordinary shares of the Company, which, on the date of issuance, will represent 99.9% of the issued and outstanding share capital of the Company on a fully diluted basis (the “Issuance”). In consideration for the Issuance, the Buyer will pay the temporary liquidator NIS 600,000.

Treatment of Assets, Rights and Liabilities

The Arrangement provides for the transfer of all the assets, rights and liabilities of the Company to an entity or account under the control of the temporary liquidator, including all of the Company’s (i) rights in any and all existing and/or future legal rights and claims against officers and/or directors of the Company and/or its subsidiaries, shareholders and/or other third parties (including insurance companies) and pending and threatened lawsuits, either as plaintiff, defendant or third party, to the extent the grounds of which arose prior to the closing of the Scheme of Arrangement; (ii) patents, patent applications and related intellectual property owned by the Company prior to the closing of the Scheme of Arrangement; (iii) holdings in the Company’s subsidiary E.E.R Environmental Energy Resources (Israel) Ltd.; and (iv) accumulated losses.

In addition, all claims and lawsuits against the Company based on grounds arising prior to the approval of the Scheme of Arrangement will have no force in respect of the Company after the approval of the Arrangement. Furthermore, all liens on any assets of the Company that are registered with the Israeli authorities will be removed.

Effect on the Scheme of Arrangement

Following the closing of the Scheme of Arrangement, the Company will no longer be in temporary liquidation. Instead, the temporary liquidator will be appointed by the Court as the Scheme of Arrangement Trustee, or a position carrying a similar title, and will continue taking steps to generate revenues, collect accounts receivable, sell assets and enforce legal rights for the benefit of the creditors. The Scheme of Arrangement contains a waiver of claims against the temporary liquidator and the Company itself for any actions taken, directly or indirectly, in connection with the Company or the Scheme of Arrangement, provided such actions were in compliance with applicable law.

All of the Company’s directors, including the external and independent directors, will be considered as if they resigned and in their stead the following directors shall be appointed: Mr. Aviv Tzidon, Mr. Avraham Toledano, Mr. Avraham Nacmias, Ms. Ilanit Zalmanovitz, Ms. Orit Stav (external director) and Mr. Aviad Pondak-Mintz (external director).

Conditions Precedent

The Scheme of Arrangement is subject to the satisfaction of the following material conditions:

•	the requisite approvals of the Scheme of Arrangement by the Company’s creditors;

•	the requisite approval of the Company’s shareholders, or an order of the Court stating that the approval of the shareholders is not required;

•	the satisfaction of the closing conditions of the Agreement and its consummation including the receipt of the full consideration in the amount of NIS 600,000; and

•	the final approval of the Court.

Required Majority

The approval of proposal described above requires the affirmative vote of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the shares voting on the matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the scheme of arrangement under Section 350 of the Israeli Companies Law, 5759-1999, among the Company and its creditors, as described in the Proxy Statement, dated December 21, 2015.”

OTHER BUSINESS

The temporary liquidator knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC. You may read and copy any reports, statements or other information we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC. 20549, at the SEC’s prescribed rates. Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room. The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended. As a result, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitations of the Company are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.